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                             AIMCO PROPERTIES, L.P.
                  4582 South Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101

                                December 1, 2004


VIA FACSIMILE (202) 942-9638,
EDGAR AND OVERNIGHT DELIVERY

FOR COMMISSION USE ONLY

Celeste M. Murphy
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3-03
Washington, D.C.  20549-0303

     Re:   Angeles Income Properties Ltd. II and 6
           Schedule TO and Schedule 13E-3 filed on November 5, 2004 by AIMCO Properties, L.P.
           File Nos. 5-53919 and 5-54489

           Angeles Partners XI and XII
           Schedule TO and Schedule 13E-3 filed on November 4, 2004 by AIMCO Properties, L.P.
           File Nos. 5-54481 and 5-50745

           Century Properties Fund XVII, Consolidated Capital
           Institutional Properties and Consolidated Capital
           Institutional Properties IV
           Schedule TO and Schedule 13E-3 filed on November 8, 2004 by AIMCO Properties, L.P.
           File Nos. 5-44273, 5-47009, and 5-50849

           National Property Investors 4 and 6
           Schedule TO and Schedule 13E-3 filed on November 5, 2004 and November 4, 2004 by AIMCO Properties, L.P.
           File Nos. 5-47883 and 5-47887

           Shelter Properties II Ltd. Partnership, IV, V, and VII
           Schedule TO and Schedule 13E-3 filed on November 5, 2004, November 5, 2004, November 5, 2004 and November 4, 2004 by AIMCO Properties, L.P. File Nos. 5-44517, 5-44521, 5-44523, and 5-52091


Dear Ms. Murphy:

         Thank you for your comment letter, dated November 18, 2004, issued by the staff of the Office of Mergers and Acquisitions with respect to the Schedules TO and Schedules 13E-3 referenced above. AIMCO Properties, L.P. ("AIMCO Properties") acknowledges the following:


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AIMCO Properties is responsible for the adequacy and accuracy of the disclosure in the filings. AIMCO Properties also acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. AIMCO Properties further acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,

                                       AIMCO PROPERTIES, L.P.

                                       By:  AIMCO-GP, Inc., its General Partner


                                       By:  /s/ MILES CORTEZ
                                            ------------------------------------
                                            Miles Cortez
                                            Executive Vice President, General
                                            Counsel and Secretary